SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number: 333- 99939
ZIFF DAVIS HOLDINGS INC.
ZIFF DAVIS MEDIA INC.
(Exact name of registrant as specified in its charter)
28 East 28th Street
New York, New York 10016
(212) 503-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series E Redeemable Preferred Stock, $0.01 par value, issued by Ziff Davis Holdings Inc.
12.0% Series B Senior Subordinated Notes due 2010 issued by Ziff Davis Media Inc. (“Media”)
Senior Subordinated Compounding Notes due 2009, Series B, issued by Media
Senior Secured Floating Rate Notes due 2012, Series B, issued by Media
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒
Approximate number of holders of record as of the certification or notice date:

No. of Record
Title of Security	Holders

Series E Redeemable Preferred Stock, $0.01 par value	22
12.0% Series B Senior Subordinated Notes due 2010	5
Senior Subordinated Compounding Notes due 2009, Series B	15
Senior Secured Floating Rate Notes due 2012, Series B	19

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Ziff Davis Holdings Inc. and Ziff Davis Media Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ZIFF DAVIS HOLDINGS INC.
ZIFF DAVIS MEDIA INC.

Date:	November 14, 2007	By:	/s/ Mark D. Moyer

		Name:	Mark D. Moyer
		Title:	Chief Financial Officer